EXHIBIT 10.1

LETTER OF INTENT

By and Between

Discovery Energy Corp. and Global Energy International, Inc.

May 28, 2013

This Letter of Intent outlines our mutual understanding of certain basic terms regarding a series of transactions described herein (collectively, the “Transactions”) involving Global Energy International Inc. (“Global”) and Discovery Energy Corp. (“Discovery”). The Transactions involve a proposed purchase (the “Stock Purchase”) by Global of originally issued shares of Discovery’s common stock, par value US$0.001 per share (“Common Stock”), and a proposed line of credit (the “Line of Credit”) pursuant to which Global will loan amounts to Discovery. The parties intend that the consummations of these Transactions will occur simultaneously.

This Letter of Intent does not constitute a legally binding obligation or commitment of Global or Discovery with respect to any matter provided for or contemplated herein (except as otherwise provided herein), and this Letter of Intent is subject to the execution and delivery of definitive documents with respect to all matters pertaining to the Transactions. Notwithstanding the preceding, the provisions of Paragraphs 4, 5, 6, 7, 9, 10 and 11 hereof shall constitute binding agreements that survive the termination of this Letter of Intent and the Transactions.

1. Definitive Stock Purchase Documentation. Promptly after the execution of this Letter of Intent, Global and Discovery shall commence the negotiation and preparation of definitive documentation (the "Definitive Stock Purchase Documentation") providing for or effecting the Stock Purchase, in forms mutually satisfactory to them, containing definitive terms, provisions, and conditions for the Stock Purchase. The Definitive Stock Purchase Documentation shall contain terms, provisions and conditions reflecting the following:

(a)	Global shall purchase from Discovery, and Discovery shall sell to Global, a number of shares of Common Stock that will constitute sixty percent (60%) of the number of shares of Common Stock (giving full effect to all outstanding warrants, options and contingent commitments) immediately after this sale and purchase.

(b)	The purchase price for the Common Stock shall be US$60.0 million ($60,000,000), which shall be paid in its entirety at the Closing (as defined herein). The preceding purchase price shall be credited with the five million dollars (US$5,000,000) standstill payment being made pursuant to Paragraph 7 below.

(c)	The Definitive Stock Purchase Documentation shall contain customary representations, warranties and indemnities.

(d)	The Definitive Stock Purchase Documentation shall contain customary closing condition, including, without limitation, that the Closing shall be subject to the satisfactory completion by Global of its due diligence investigation of Discovery.

Discovery Energy Corp. and Global Energy International Inc.

May 28, 2013

(e)	The Definitive Stock Purchase Documentation shall contain provisions regarding the use of proceeds from the Common Stock sale and purchase. Although this use is subject to final agreement, Global and Discovery tentatively believe that the US$60.0 million in proceeds shall be used to execute Discovery’s 2013/2014 Operations Program as follows:

Use of Proceeds	Amount
2-D & 3-D seismic programs	$20,000,000	(1)
Acquisition of necessary equipment and infrastructure	10,000,000
Drilling up to 8 wells over two years	16,000,000
SG&A for two years	6,500,000	(2)
Contingencies (Permitting, Regulatory)	2,500,000
Payment to Existing Stockholders	5,000,000
Total	$60,000,000

(1)	$10.0 million per each of the two years
(2)	$3.0 million in 2013 and $3.5 million in 2014 including management fees to be paid to Global.

(f)	The Definitive Stock Purchase Documentation shall contain provisions providing, subject to a subsequent agreement of the parties otherwise, that Discovery’s Board of Directors shall have five members, that Global shall be entitled to nominate three persons to serve as directors, that the existing management of Discovery shall be entitled to nominate two persons to serve as directors, and that the parties shall vote their shares of Common Stock to elect the persons nominated in accordance with the preceding.

(g)	In further consideration of Global’s purchase of Common Stock, the Definitive Stock Purchase Documentation shall contain provisions providing that Discovery will source all major equipment, materials and related labor (where applicable) from sources recommended by Global’s funding group at standard industry rates and terms, and that Global’s funding group will hold a first call option on all production at standard industry terms and rates.

2. Definitive Loan Documentation. Promptly after the execution of this Letter of Intent, Global and Discovery shall commence the negotiation and preparation of definitive documentation (the "Definitive Loan Documentation") providing for the Line of Credit, in forms mutually satisfactory to them, containing definitive terms, provisions, and conditions for the Line of Credit. The Definitive Loan Documentation shall contain terms, provisions and conditions reflecting the following:

(a)	Global shall establish a line of credit (the “Line of Credit”) pursuant to which it shall loan to Discovery an aggregate amount of up to four hundred and forty million dollars (US$440,000,000). The specific dates, timing and conditions required to make draws on the Line of Credit shall be agreed upon and set forth in the Definitive Loan Documentation, after consultation with Global's funding partners.

Discovery Energy Corp. and Global Energy International Inc.

May 28, 2013

(b)	The use of proceeds from each advance on the Line of Credit shall be agreed upon and set forth in the Definitive Loan Documentation or some subsequent written instrument signed by both parties. The parties tentatively believe that the proceeds from the Line of Credit will immediately be used aggressively to grow the value of Discovery through acquisitions, license awards, and farm-in opportunities in Australia, which could include the following:

*	Acquisition of adjacent Oil & Gas production from SANTOS in 2013
*	Acquisition of Magellan Petroleum Australia Ltd. (MPAL) in 2013
*	Acquisition of Strike Energy
*	Acquisition of CG Operating (PEL 1056)
*	Farm-in to several exploration and development fields in Australia (e.g., Beach, DrillSearch, SENEX, Holloman).

The parties are tentatively aspiring to the following crude oil production targets:

*	300-800 BPD year 1 (2013)
*	5,000-10,000 BPD year 2
*	20,000+ BPD year 3
*	50,000+ BPD years 4 and beyond

(c)	Amounts advanced pursuant to the Line of Credit shall bear interest at the rate set forth in the Definitive Loan Documentation, which the parties tentatively believe will be approximately six percent (6%) per annum or as established by Global’s funding partner. No payments of principal or interest on amounts advanced pursuant to the Line of Credit shall be due and payable until 24 months after the date of the related advance, after which time principal and interest shall be paid monthly in equal installments based on a 15-year level amortization. Discovery shall have the right to prepay all or any portion of the amounts outstanding on the Line of Credit at any time without any prepayment or other penalty.

(d)	The Definitive Loan Documentation shall contain customary representations, warranties and indemnities.

(e)	The Definitive Loan Documentation shall contain customary closing condition, including, without limitation, that the Closing shall be subject to the satisfactory completion by Global of its due diligence investigation of Discovery.

Discovery Energy Corp. and Global Energy International Inc.

May 28, 2013

3. Latest Closing Date. Global, Discovery and Discovery agree to cooperate with each other fully, in good faith, and with the view of obtaining all necessary consents, executing and delivering the Definitive Stock Purchase Documentation and the Definitive Loan Documentation, and effecting the closing of the Transactions (the “Closing”) on or before July 1, 2013, or as agreed-to by both parties.

4. Due Diligence. Discovery agrees to (a) give to Global and its authorized representatives such access during regular business hours to Discovery’s books, records, properties, personnel and to such other information as Global reasonably requests and shall instruct Discovery’s independent public accountants to provide access to their work papers and such other information as Global may reasonably request, and (b) cause Discovery’s officers to furnish Global with such financial and operating data and other information with respect to the business and properties of Discovery as Global may reasonably request.

5. Confidentiality. Global and Discovery have already entered into a separate confidentiality/non-disclosure agreement. The preceding confidentiality/non-disclosure agreement shall cover all information given to Global pursuant to this Letter of Intent, and Global shall disclose and use such information only in accordance with the terms, provisions and conditions of said agreement.

6. Conduct of Business. After the date hereof and until the Closing or the abandonment of the Transactions, Discovery shall conduct its business in the ordinary course consistent with past practice and shall use reasonable efforts to keep its assets in good repair and working order except for ordinary wear and tear, maintain any existing insurance on the assets, and preserve intact its business. Without limiting the generality of the foregoing, after the date hereof and until the closing or the abandonment of the Transactions, Discovery shall not (a) make any acquisition, by means of a merger or otherwise, of a material amount of assets or securities, other than acquisitions in the ordinary course consistent with past practice; (b) agree to any sale, lease, encumbrance or other disposition of a material amount of assets or securities or any material change in its capitalization, other than sales or other dispositions in the ordinary course consistent with past practice; (c) enter into any material contract other than in the ordinary course of business or agree to any release or relinquishment of any material contract rights; (d) incur any long-term debt or short-term debt for borrowed money except for debt incurred in the ordinary course consistent with past practice; or (e) agree in writing or otherwise to take any of the foregoing actions.

7. Standstill. Global shall remit to Discovery a non-refundable five million dollar (US$5,000,000) standstill payment (the “Standstill Payment”) under the following terms and conditions:

(a)	On or before May 31, 2013, Global shall remit to Discovery five hundred thousand dollars (US$500,000) as an initial standstill payment.

Discovery Energy Corp. and Global Energy International Inc.

May 28, 2013

(b)	On or before the earliest to occur of (i) the Closing, (ii) July 1, 2013 or (iii) Global's giving of notice pursuant to paragraph 12 of this Letter of Intent, Global shall remit to Discovery four million, five hundred thousand dollars (US$4,500,000) for the remainder of the Standstill Payment.

(c)	If during its due diligence process Global elects to withdraw from this transaction or the Transactions fail to close on or before July 1, 2013, for the full amount of the standstill payment of five million dollars (US$5,000,000), Discovery shall issue to Global 16,666,667 common shares of Discovery (DENR) (on the basis of a $0.30 per-share price), with no additional requirement or obligation from either party thereafter. Global shall execute such documentation and provide such information as the Company shall reasonably require in order to perfect all private placement exemptions required in connection with the issuance of shares pursuant to this subparagraph (c).
(d)	In consideration of the initial Standstill Payment of $500,000, during the period from the date that the initial Standstill Payment is made (see “a” above) through the earlier of 11:59 pm (Central Time) on July 1, 2013, or the date that Global gives the notice pursuant to paragraph 12 of this Letter of Intent (the “Standstill Period”), neither Discovery nor any of its Affiliates (as defined below) shall (whether directly or indirectly through advisors, agents, employees or other intermediaries), (i) solicit, initiate or take any action knowingly to encourage the submission of inquiries, proposals or offers which constitute or would reasonably be expected to lead to (A) any acquisition or purchase by any person or entity other than Global (a “Third Party”) of any of the assets or outstanding equity securities of Discovery, (B) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving Discovery and any Third Party, or (C) any fund raising or financing activities involving Discovery or its assets and any Third Party (any of the transactions described in clauses (A), (B) or (C) is referred to hereinafter as a “Restricted Transaction”), (ii) enter into or participate in any discussions or negotiations with any Third Party regarding a Restricted Transaction, or furnish to any Third Party any information with respect to Discovery’s business, properties or assets in furtherance of any proposal to effect a Restricted Transaction or (iii) enter into any agreement, understanding or arrangement with any Third Party regarding a Restricted Transaction. The term “Affiliate” shall mean with respect to any person or entity, any other person or entity controlling, controlled by or under common control with that first person or entity.

8. Conditions Precedent to Closing. The Definitive Stock Purchase Documentation and the Definitive Loan Documentation shall provide that the Transactions are expressly conditioned upon the following:

Discovery Energy Corp. and Global Energy International Inc.

May 28, 2013

(a)	The Definitive Stock Purchase Documentation and the Definitive Loan Documentation shall have been prepared and executed; and

(b)	The business, legal, technical and financial due diligence of Discovery shall have been completed and shall be satisfactory to Global in its discretion; and

(c)	The Transactions shall have been approved by all necessary entity action on the part of Global, Discovery and any subsidiary in accordance with all applicable law; and

(d)	All third party and other consents required for the Transactions shall have been obtained; and

(e)	No action, suit or proceeding shall have been instituted or, to the knowledge of the parties, be pending or threatened before any court or other governmental body by any public agency or governmental authority seeking to restrain, enjoin or prohibit the Transactions or to seek damages or other relief in connection therewith against any member of management of either Global or Discovery.

9. Expenses. Each party shall be responsible for its own attorney fees and other costs and expenses, anticipated or otherwise, relating to the Transactions and the preparation of the Definitive Stock Purchase Documentation and the Definitive Loan Documentation.

10. Publicity. Each party hereto hereby agrees that no public statements will be made with respect to the transactions contemplated hereby unless such statements are required by applicable law or unless the other party hereto has consented to such disclosure, such consent not to be unreasonably withheld.

11. Governing Law. THIS LETTER OF INTENT, the Definitive Stock Purchase Documentation AND THE Definitive Loan Documentation SHALL BE GOVERNED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS.

12. Termination. Except with respect to the provisions of Paragraphs 4, 5, 6, 7, 9, 10 and 11 hereof, either party hereto may terminate this Letter of Intent prior to the consummation of the Transactions by giving written notice to the other of the notifying party's desire to terminate this Letter of Intent (and in the case of Global, by delivering any unpaid portion of the non-refundable Standstill Payment), and thereafter this Letter of Intent shall have no force and effect and the parties shall have no further obligations hereunder, other than Global’s obligation to remit any unpaid portion of the non-refundable Standstill Payment, and Discovery’s obligation to issue shares pursuant to Paragraph 7(c) in consideration of the Standstill Payment.

Discovery Energy Corp. and Global Energy International Inc.

May 28, 2013

If this letter accurately reflects our agreements and understandings with respect to the proposed Transactions, please confirm this by signing and returning the enclosed counterpart copy of this letter to the undersigned.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the 28th day of May, 2013.

DISCOVERY ENERGY CORP.	Global Energy International Inc.

By:	By:
Keith D. Spickelmier	John S. Ippolito Jr.

Title: Chairman	Title: Chief Executive Officer